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VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Liz Walsh, Staff Attorney

Chris Edwards, Staff Attorney

Jorge Bonilla, Staff Accountant

Mark Rakip, Staff Accountant

Re:	IDEAYA Biosciences, Inc.

Amendment No. 2 to Draft Registration Statement on Form S-1

Confidentially submitted on April 3, 2019

CIK No. 0001676725

Ladies and Gentlemen:

On behalf of our client, IDEAYA Biosciences, Inc. (the “Company”), we are hereby submitting to the Securities and Exchange Commission (the “Commission”) on a confidential basis a revised draft Registration Statement (the “Registration Statement”) on Form S-1 (the “Submission No. 4”) pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “JOBS Act”). The Company initially submitted a draft Registration Statement on Form S-1 on a confidential basis under the JOBS Act on January 17, 2019, which was amended by Amendment No. 1 confidentially submitted on March 15, 2019 and by Amendment No. 2 confidentially submitted on April 3, 2019 (“Amendment No. 2”). Submission No. 4 has been revised to reflect the Company’s responses to the comment letter to Amendment No. 2 dated April 10, 2019 from the staff of the Commission (the “Staff”). For your convenience, we are providing by overnight delivery a courtesy package that includes copies of Submission No. 4, including copies which have been marked to show changes from Amendment No. 2, as well as a copy of this letter.

April 15, 2019

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto.

Business

Summary of Clinical Data – Metastatic Uveal Melanoma, page 110

1.

We note you have concluded that certain patients experienced a clinical benefit from the administration of IDE196 in the Phase 1 clinical trial for metastatic uveal melanomahas (sic). Please disclose the endpoints for the study and to what extent to endpoints have been met.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 3, 110 and 111 of the Registration Statement to describe each of the primary objective and the secondary objective of Novartis’ ongoing Phase 1 clinical trial of IDE196 for metastatic uveal melanoma and to clarify the particular metrics upon which the Company relied in support of statements of clinical benefit of IDE196, i.e., as measured by disease control rate, or the percentage of patients achieving complete response, partial response, or stable disease.

2.

It appears from disclosure on page 115 that there were drug-related serious adverse events in the Phase 1 clinical study of IDE196. Please expand your disclosure to describe the serious adverse events experienced in ongoing trials for IDE196 and how many were observed.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 25, 26, 115 and 116 of the Registration Statement to describe the number, frequency and types of serious adverse events (“SAEs”) suspected to be related to IDE196, including in each of the BID cohort and QD cohort of the ongoing Phase 1 clinical trial of IDE196, and to include a table summarizing adverse events suspected to be related to IDE196 in the monotherapy arm of the ongoing Phase 1 clinical trial of IDE196.

* * *

April 15, 2019

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-3043 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Mark Roeder

Mark Roeder
of LATHAM & WATKINS LLP

cc:	Yujiro Hata, IDEAYA Biosciences, Inc.

Paul Stone, IDEAYA Biosciences, Inc.

Mark Roeder, Latham & Watkins LLP

Benjamin Potter, Latham & Watkins LLP

Alan F. Denenberg, Davis Polk & Wardwell LLP